Exhibit 21

List of Subsidiaries of First Defiance Financial Corp.

Name	Jurisdiction of Incorporation

First Federal Bank of the Midwest	Federal

First Defiance Loan Servicing Company	DE

First Insurance Group of the Midwest	OH

First Defiance Risk Management, Inc.	NV